October 5, 2009

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bassett Furniture Industries, Inc.
Form 10-K for Fiscal Year Ended November 29, 2008
File No. 000-00209

Dear Mr. O’Brien:

We have received your letter dated June 12, 2009 providing comments on our response dated May 29, 2009. We appreciate your comments and accept them as an opportunity to further enhance our disclosures and improve the information we provide to the readers of our financial statements.

In connection with responding to your comments, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of your comments has been repeated below (in bold type) with our response directly after it.

FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 29, 2008

(All response amounts in thousands)

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 16

1.	Your response to prior comment 1 provides your proposed disclosure for your accounts receivable policy, your conversion policy to notes receivable and supplementally includes an aging analysis and reserve activity. Please revise your policy note to disclose the following:

•

Disclose how you analyze your accounts receivable and notes receivable balances by grouping your customers into dealer rankings and category codes and how these categories may impact how you determine reserves and conversions. We note that there is a concentration of licensees in one particular category that represents a significant portion of your notes receivable balances. Please tell us how you considered paragraph 531(d) of SFAS 133 and FRC Section 501.13.b.1 in disclosing different concentrations within an asset portfolio so that your readers can understand the differences in credit risks and how these differences are incorporated into your loss reserve estimates;

Response:

In consideration of this we have expanded our disclosures in the first quarter 2009 Form 10-Q/A filed August 21, 2009 and will do so in future filings. See attachments B and C for revised disclosures.

•

Revise your financial statement footnotes to include a policy note for SFAS 114/SFAS 15. Your policy note and critical accounting policy should discuss the nature of your assumptions used and the sensitivity of those assumptions. For example, you should consider disclosing the reserves as a percentage of total exposure on accounts and notes receivable or a range of percentages, how these ranges were determined and the impact any change of these percentages would have on operations and liquidity;

Response:

In consideration of this we have expanded our disclosures in the first quarter 2009 Form 10-Q/A filed August 21, 2009 and will do so in future filings. See attachments B and C for revised disclosures.

In addition, we will add the following disclosure to MD&A related to our overall accounts receivable aging:

Our percentage of accounts receivable that are over 90 days past due has increased from approximately 15% at November 29, 2008 to approximately 25%, with the majority of that increase occurring in the first two quarters of fiscal 2009.

•	Tell us and disclose whether or not your entire notes receivable balance at November 29, 2008 and February 28, 2009 relates to conversions of delinquent accounts receivables;

Response:

Approximately two-thirds of the balance in our total notes receivable represents conversions of past due accounts receivable.

In consideration of this we have expanded our disclosures in the first quarter 2009 Form 10-Q/A filed August 21, 2009 and will do so in future filings. See attachment B for revised disclosure.

•

You state that you have recently converted accounts receivable to 4.75% long-term interest bearing notes during the quarter ended February 28, 2009. Tell us how this interest rate compares to current market rates and how you have considered paragraph 5(c)(2) of SFAS 15 and paragraph 13 of SFAS 114. Further tell us how you considered any differences between market rates and the effective rates of your notes receivables in your SFAS 107 disclosure on page 39. In this regard, you state that the carrying amounts of notes receivables approximate fair value as the effective rates on your notes are comparable to market rates; and

Response:

In consideration of this we have expanded our disclosures in the first quarter 2009 Form 10-Q/A filed August 21, 2009 and will do so in future filings. See attachments B and C for revised disclosures; in addition see attachment A for discussion of materiality.

As specified by FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, we will be providing fair value disclosure of our notes receivable as of August 29, 2009, our fiscal third quarter. As supplemental information for the Staff, we will be disclosing in the third quarter Form 10-Q that the estimated fair value of the notes was $10.1 million with a recorded carrying value of $10.9 million determined in accordance with SFAS No. 114. The decline in the fair value is a result of an increase in the market interest rates of similar instruments.

•

Your current policy states that accounts and notes receivables are generally secured by liens on merchandise sold to licensees. Please revise your disclosure to discuss in detail your collateral position on these accounts, how your policy is enforced and how it impacts your loss reserves. Please disclose your historical experience as far as your receivable recovery rate when you have foreclosed on the collateral.

Response:

In consideration of this we have expanded our disclosures in the first quarter 2009 Form 10-Q/A filed August 21, 2009 and will do so in future filings. See attachment B for revised disclosure.

Historically, we have not foreclosed on the property to satisfy the respective receivable. Our practice has generally been to work with the store owner to run a going out of business sale and using any proceeds to fund the remaining receivable. Our success with these events has varied. However, typically the amounts recovered have not been materially different from the carrying amount of the receivable. Consequently, we generally have not been required to record significant bad debt expenses upon the conclusion of the event.

2.	With regards to your notes receivable conversions and the related reserves for notes receivables, it is still unclear how you determined that the accounts receivable balances that were converted to note receivables were not considered impaired under paragraph 8 of SFAS 114. Paragraph 8 of SFAS 114 states that a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the original loan agreement (accounts receivable terms). Your response and revised disclosure indicates that you will convert receivables to notes receivables when a licensee has substantial past due amounts outstanding to the Company. It is unclear to us how you determined an impairment of these accounts is not necessary under SFAS 114, when you have already determined that these accounts are substantially past due and were not collectible under the original accounts receivable terms. Further tell us and disclose how you can reasonably assume recoverability of these notes given your licensees have “not previously experienced such a severe recessionary environment,” they could not meet their original payment terms and they may or may not be among the known licensees with cash flow problems.

Response:

In consideration of this we have restated our first quarter 2009 financial statements and expanded our disclosures in the first quarter 2009 Form 10-Q/A filed August 21, 2009. See attachments B and C for revised disclosures; in addition see attachment A for discussion of materiality.

3.	Your response to prior comment 1 states that you may guarantee payment on certain working capital loans received by your licensees from third-parties. You further state that you evaluate your exposure under these guarantees in your quarterly process for determining your allowance for bad debts. Please tell us how your accounting for these guarantees complies with FIN 45 as your guarantee liability should not be included as part of your bad debt allowance. Further explain why your contingent liability with respect to these loan guarantees decreased from $7.8 million to $6.9 million during the first quarter 2009.

Response:

In our first quarter 2009 Form 10-Q/A filed August 21, 2009, we have reclassified our FIN 45 liabilities for loan guarantees from the allowance for doubtful accounts to other accrued liabilities.

The decrease in the loan guarantee amounts from $7.8 million to $6.9 million is due to the Company assuming the liability for $0.3 million of the note guarantees and the routine reduction of the underlying notes through the normal payments by the licensees. The resulting liability associated with the assumption of the guarantees has been recorded as an additional liability in other long-term liabilities.

4.	Your revised disclosure does not provide discussion on how your accounts receivables conversions to note receivables, write offs and related reserves specifically impacts your net worth covenant compliance. Please provide a detailed discussion of how converting to notes receivables rather than providing a reserve against these accounts impacts covenant compliance and how a change of any assumption in your aging and reserve analyses would impact your covenant compliance. Refer to FRC Section 501.14.

Response:

In consideration of this we have restated our first quarter 2009 financial statements and expanded our disclosures in the first quarter 2009 Form 10-Q/A filed August 21, 2009 and will do so in future filings. See attachments B and C for revised disclosures; in addition see attachment A for discussion of materiality.

5.	We note your response to prior comment 2 that discusses your inventory accounting policy and provides revised disclosure for future filings. Your table that presents inventory reserve activity only includes balances as of each balance sheet date and does not present the activity that occurred during 2008 in the reserve account. Please expand your inventory note to disclose the inventory reserve activity with a narrative that explains the 2008 activity. Further, it appears that inventory reserves for wholesale inventory are more significant that the reserve for retail inventory. Please revise to discuss the nature of the inventory that had reserves recorded during each period and why the reserves would be greater for wholesale versus retail.

Response:

In consideration of this we have expanded our disclosures in the first quarter 2009 Form 10-Q/A filed August 21, 2009 and will do so in future filings. See attachment D for revised disclosures.

Liquidity and Capital Resources, page 25

6.

Your response to prior comment 3 regarding your net worth covenant in your revolving credit facility agreement indicates that you believe you have appropriately classified this debt as non current in accordance with EITF 86-30.

We note that at November 29, 2008, you did not pass your net worth covenant and subsequent to year end modified the covenant to $118 million from $142 million which was stipulated in Section 5.35 of your August 2008 First Amendment to Third Amended and Restated Credit Agreement. This modification enabled the Company to pass the covenant at February 28, 2009 with a net worth of $120 million. We believe this fact pattern is more similar to scenarios 4 and 5 of EITF 86-30 in that your covenant was modified in order for you to meet it and had you had to comply with the same or more restrictive covenant, you would not have passed the net worth covenant. Therefore, current classification of this debt would be more appropriate. Please reconsider EITF 86-30 and tell us why you believe non current classification continues to be appropriate in light of your modifications and inability to meet the same or more restrictive covenant.

Response:

As a result of the restatement of the first quarter Form 10-Q, we were no longer in compliance with the net worth covenant in the credit agreement at February 28, 2009. Consequently, we reclassed the outstanding debt from long-term to current. Prior to filing our second quarter Form 10-Q, we received a signed commitment letter to amend the facility to reset the net worth covenant to a level where we would have sufficient cushion compared to our current projections that we believe no covenant violation would occur during the remaining duration of the facility.

**********

Please contact me directly at (276) 629-6614, by e-mail at mdaniel@bassettfurniture.com or via fax at (276) 627-8805 for any additional comments, clarifications or questions you may have.

Sincerely,

/s/ J. Michael Daniel
J. Michael Daniel
Corporate Controller and Interim CFO

Attachments

ATTACHMENT A

Materiality Relative to Restatement

Bassett Furniture Industries, Inc.

Bassett Furniture Industries, Inc. is a leading retailer, marketer and manufacturer of branded home furnishings with total consolidated assets and annual sales in excess of $200 million. As part of the Security and Exchange Commission’s triennial accounting review of the Company’s 2008 Form 10-K and, subsequently, the Form 10-Q for the quarter ended February 28, 2009, the Staff questioned the Company’s accounting policies and practices with respect to (1) the conversion of accounts receivable to long-term notes and (2) the determination of its accounts and notes receivable reserves.

Conversion of accounts receivable to long-term notes

Should a licensee have substantial past due amounts due to the Company, but is otherwise considered viable and likely to continue as a going concern, the Company may decide to move all or a portion of a licensee’s past due accounts receivable to a long-term interest-bearing note receivable. The Company believes that contractually extending the time for repayment through a note allows the licensee to focus on keeping future amounts current, while continuing to meet its financial obligations to us. As of May 30, 2009, approximately 66% of the Company’s gross note receivable dollars (before reserve and discounts) originated through conversions of accounts receivable. The remaining portion of the notes was issued primarily to assist in the opening of new stores some of which are collateralized by real estate. However, at the inception of these notes, the Company must consider whether the interest rate associated with the note represents a “market rate” as specified in APB 21, “Interest on Receivables and Payables” and, if not, recognize a discount on the notes. Thereafter, if the notes become impaired, the Company must estimate the expected future cash flows as specified in SFAS 114, “Accounting by Creditors for Impairment of a Loan” and discount those estimated future cash flows at the effective interest rate (determined in accordance with APB 21) of the note. After further consideration, the Company believes that the current policies/practices should be revised to reflect a more representative market interest rate and an impairment analysis methodology that more closely aligns with the provisions of SFAS 114.

As a result, the Company went back to its balance sheet as of the end of fiscal 2005 and revalued all of its notes receivable (both relating to conversions and non-conversions) under the following interest rate methodology:

•	Dealer group A: Dealers who utilize our early pay discounts

•	Considered prime rate as an appropriate “market rate” for non-conversion notes

•	There were no conversions of accounts receivable to notes receivable for any dealers in this category

•	Dealer group B: Low concern dealers. Essentially paying within terms.

•	Considered prime rate as an appropriate “market rate” for non-conversion notes

•

Considered prime rate plus a 2% index as an appropriate “market rate” for any notes due to conversions of accounts receivable to notes. There were very few of these transactions and they were not material.

•	Dealer group C: Concern list dealers. Reserves have been established for these dealers.

•	Considered prime rate plus 3% as an appropriate “market rate” through 2007

•

Used the Merrill Lynch High Yield Constrained index for 2008 and 2009. This index tracks the performance of below-investment-grade U.S. dollar-denominated publicly issued corporate bonds. This was considered to be more appropriate given the spread in the credit markets as compared to the prime rate during the credit crisis of 2008/2009.

•

Dealer group W: Watch list dealers. Larger reserves have been established for these dealers. Typically, either recovery plans are developed to move the dealer from the “W” category or plans are developed to either close the dealer or takeover the stores.

•	Considered prime rate plus 5% as an appropriate “market rate” through 2007

•

Used the Merrill Lynch High Yield CCC index for 2008 and 2009. This index includes a composite of corporate bond issuers with risk ratings in the CCC category. This was considered to be more appropriate given the spread in the credit markets as compared to the prime rate during the credit crisis of 2008/2009.

Because the Company could not identify an observable market rate or index that would be expected to track the credit risk of its dealers, the Company used judgment to develop what was believed to be reasonable rates in the circumstances.

First, the Company contacted its primary lender, BB&T, and discussed the rates that BB&T would consider if it were financing the Company’s dealers. Because of the existing loans that BB&T has outstanding with certain of the Company’s dealers, they are generally familiar with our business and dealers. The Company’s contact at BB&T informed us that such loans would generally be based on the bank’s prime rate, plus points (up to five percentage points), based on the credit risk profile. Based on this information, the Company estimated the “prime” based rates set forth above for notes originated during 2007 and prior years. The Company considered that, in light of the overall availability of credit that existed prior to 2008, such rates appear to be reasonable during those economic conditions.

Next, the Company noted that during 2008, credit spreads for higher risk borrowers began to widen significantly relative to the credit spreads that existed prior to 2008. Notably, prime-based rates (which banks generally determine based on the federal funds rate, plus a spread) declined during 2008 as the Federal Reserve reduced the federal funds rate, while yields on debt securities increased rapidly, reflecting growing market concerns about credit risk. Because prime-based rates did not reflect the market’s response to the growing credit risk during 2008 and thereafter, the Company identified the Merrill Lynch indices discussed above (which are publicly available) and, based on the description of the index, selected the index that was believed to most closely correlate to the credit risk profile of the Company’s dealers described above. To evaluate the overall reasonableness of these interest rate assumptions, the Company compared the historical rates under the two Merrill Lynch bond indices noted above with the prime rate assumptions noted above and found that the those rates prior to 2007 were not materially different. Accordingly, the Company believes that the prime-based rates set forth above reasonably reflect market-based rates for the dealer’s credit risk prior to 2008.

After the initial revaluation, the Company then rolled-forward the calculated discounts from the end of 2005 through the end of the second quarter of 2009. For those notes associated with “watch list dealers”, no discount amortization was included in interest income due to the collectability risk associated with that interest income. The Company expects to disclose this accounting policy in future filings.

Determination of accounts and notes receivable reserves

Due to the nature of the licensed retail portion of the Company’s business, licensees may have both accounts and notes receivable due to us. As part of the licensee program, the licensees may obtain certain working capital loans from a third-party for which the Company may guarantee payment. The Company’s quarterly process for determining the allowance for bad debts included evaluating the exposure to a licensee for the aggregate of accounts receivable, notes receivable and guarantees for bank debt. Upon further consideration, the Company believes it is more appropriate to calculate reserves separately for each individual instrument for a licensee. Again, the Company went back to its balance sheet as of the end of fiscal 2005 and calculated separate reserves for accounts receivable, notes receivable (considering discounted cash flows under SFAS 114 and the newly calculated note discounts) and loan guarantees.

Results of revaluation of notes and reconsideration of reserves

The following table shows the recalculated reserves and notes discounts and compares the recalculated total with the total reserves as previously reported (amounts in thousands):

	A/R Reserves	Notes Reserves	Notes Discount	Guarantee Reserve	Total Calculated Reserves	Total as Reported	iron curtain Gross Difference	rollover Current Period Difference	As reported		Equity	iron curtain % Effect on Pretax Income (Loss)	rollover % Effect on Pretax Income (Loss)	% Effect on Equity

									Pretax Income (Loss)	Net Income (Loss)

Fiscal 2005	2,296	1,490	1,328	744	5,858	5,160	698
Fiscal 2006	4,146	2,028	1,842	1,109	9,125	8,515	610	(88)	6,455	5,429	N/A	-9.5%	-1.4%	N/A
Fiscal 2007	5,335	1,956	3,250	920	11,461	10,146	1,315	705	(13,969)	(9,910)	194,852	-9.4%	-5.0%	-0.4%
Fiscal 2008	7,647	3,603	4,963	1,239	17,452	15,516	1,936	621	(23,410)	(40,355)	130,179	-8.3%	-2.7%	-0.9%
Q1 2009	9,539	4,004	5,583	1,194	20,320	17,041	3,279	1,343	(8,618)	(8,683)	121,528	-38.0%	-15.6%	-1.6%

As noted above, the gross misstatements increase from $0.7 million as of the end of fiscal 2005 to $3.3 million for the quarter ended February 28, 2009.

Conclusion

In evaluating the need for a restatement, the Company considered materiality in both quantitative and qualitative terms as specified by Staff Accounting Bulletin No. 99, “Materiality” and Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements”. Given the fact that the misstatement for the quarter ended February 28, 2009 is quantitatively material and, if recorded, would cause a debt covenant violation, the Company believes it is appropriate to restate those financial statements and reissue an amended Form 10-Q. While the misstatements relative to pretax income (loss) for the years ended 2008, 2007 and 2006 approach 10% of pre-tax income, we do not believe that the amounts significantly impact the trend of operating results. Additionally, the following qualitative considerations were evaluated for fiscal 2008 through 2006:

Qualitative Factor	Response
Does the misstatement arise from an item capable of precise measurement or does it arise from an estimate and, if so, is there a degree of imprecision inherent in the estimate?	The assumptions around the reserves and the discount calculation are highly subjective and result in a rather imprecise estimate.

Does the misstatement mask a change in earnings or other trends?	No—Does not effect the trend of earnings or other trends.

Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?	No—The Company does not have any analysts that follow and report on Bassett.

Does the misstatement changes a loss into income or vice versa?	No.

Does the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?	Yes—The misstatement relates to our Wholesale segment which, prior to 2007, generated operating income and operated at a small loss in 2007 and 2008. However, the Company notes that it would not change the operating trends or fail any of the other qualitative factors noted in SAB 99.

Does the misstatement affect the registrant’s compliance with regulatory requirements?	No.

Does the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements?	No—The relavent covenant was waived in 2008 and there was sufficient cushion in other years. In addition, the inclusion of the misstatement in 2008 would not affect the Company’s evaluation as to whether a covenant violation would occur in 2009 as the projections at the end of the year indicated approximately $5 million in cushion which is well above the $1.9 million misstatement.

Does the misstatement have the effect of increasing management’s compensation for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation?	No—There was no incentive compensation awarded in any of those years.

Does the misstatement involve concealment of an unlawful transaction?	No.

Based on an evaluation of all of the relevant quantitative and qualitative factors noted above, the Company has concluded that the financial statements for fiscal 2008, 2007 and 2006 as previously filed are not materially misstated.

ATTACHMENT B

Form 10-Q/A filed August 21, 2009

Part I, Item 1, Notes to Condensed Consolidated Financial Statements,

Note 6 Notes Receivable

(Amounts in thousands)

Our notes receivable consist of the following:

	February 28, 2009	November 29, 2008
Notes receivable	$22,747	$21,801
Allowance for doubtful accounts	(4,004)	(3,604)
Discounts on notes receivable	(5,583)	(2,992)

Notes receivable, net	13,160	15,205
Less: current portion of notes receivable	(1,682)	(1,597)

Long term notes receivable	$11,478	$13,608

Our notes receivable, which bear interest at rates ranging from 8.25% to 2%, consist primarily of amounts due from our licensees from loans made by the Company to help licensees fund their operations. 67% and 65% of our notes receivable represent conversions of past due accounts receivable at February 28, 2009 and November 29, 2008, respectively. At the inception of the note receivable, and in accordance with the provisions of Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables,” we determine whether the note bears a market rate of interest. A discount on the note is recorded if we determine that the note bears an interest rate below the market rate. We amortize the related note discount over the contractual term of the note and cease amortizing the discount to interest income when the present value of expected future cash flows is less than the carrying value of the note. We recorded $189 and $206 in total interest income on these notes for the quarters ended February 28, 2009 and March 1, 2008, respectively, which is included in other income (loss), net.

As part of the improvement plans with one of our licensees, we converted $1,100 of past due trade accounts receivable and refinanced an existing note with a remaining balance of $224 into a $1,324 long-term note bearing interest at 4.75% during the quarter ended February 28, 2009. This note requires interest only payments through 2011 and interest and principal payments due monthly through its maturity on December 31, 2016. The initial carrying value of the note is determined using present value techniques which consider the fair market rate of interest based on the licensee’s risk profile and estimated cash flows to be received. We considered the stated interest rate to be below market due to the overall lack of availability of credit in the financial markets. Consequently, we discounted the estimated cash flows at a 19.5% discount rate which resulted in an initial fair value of $672. The inputs into this fair value calculation reflect our market assumptions and are not observable. Consequently, the inputs are considered to be Level III as specified in the fair value hierarchy in SFAS No. 157, “Fair Value Measurements” (See also Note 14).

On a quarterly basis and in accordance with the provisions of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15 (“SFAS 114”), we examine these notes for evidence of impairment, considering factors such as licensee capitalization, projected operating performance, the viability of the market in which the licensee operates and the licensee’s operating history, including our cash receipts from the licensee, licensee sales and any underlying collateral. After considering these factors, should we believe that all or a portion of the expected cash flows attributable to the note receivable will not be received, we record an impairment charge on the note by estimating future cash flows and discounting them at the effective interest rate. Any difference between the estimated discounted cash flows and the carrying value of the note is recorded as an increase to the allowance for doubtful accounts.

These notes, as well as our accounts receivable, are secured by the filing of security statements in accordance with the Uniform Commercial Code and/or real estate owned by the note holder and in some cases, personal guarantees by our licensees.

ATTACHMENT C

Form 10-Q/A filed August 21, 2009

Part I, Item 2; Managements Discussion and Analysis

Critical Accounting Policies

(Amounts in thousands)

Long Term Notes Receivable—In the ordinary course of business, should a licensee have substantial past due amounts due to the Company, but is otherwise considered viable and likely to continue as a going concern, the Company may decide to move all or a portion of a licensee’s past due accounts receivable to a long-term interest-bearing note receivable. The Company believes that contractually extending the time for repayment through a note allows the licensee to focus on keeping future amounts current, while continuing to meet its financial obligations to us. While the majority of our notes receivable were issued as conversions of existing accounts receivable, some were issued to assist licensees in opening or acquiring new stores in underserved markets, which we believed would benefit both the licensee and the Company. Some of these notes are collateralized by real estate. At the inception of the note receivable, and in accordance with the provisions of Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables,” we determine whether the note bears a market rate of interest. In estimating a market rate of interest, we first consider factors such as licensee capitalization, projected operating performance, the viability of the market in which the licensee operates and the licensee’s operating history, including our cash receipts from the licensee, licensee sales and any underlying collateral. For those licensees where there is a concern of collectability, our estimated market rate of interest is based on certain published high –yield bond indices. For those where collectability is less of a concern, the estimated market rate of interest is generally based on the prime rate. A discount on the note is recorded if we determine that the note bears an interest rate below the market rate and a premium is recorded if we determine that the note bears an interest rate above the market rate. At February 28, 2009, we had $5,583 in net discounts recorded on our notes receivable. We amortize the related note discount or premium over the contractual term of the note and cease amortizing the discount to interest income when the present value of expected future cash flows is less than the carrying value of the note. Interest income associated with the discount amortization is immaterial and is recorded in other income (loss), net, in our consolidated statement of operations. On a quarterly basis and in accordance with the provisions of Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15” (“SFAS 114”), we examine these notes for evidence of impairment, considering factors such as licensee capitalization, projected operating performance, the viability of the market in which the licensee operates and the licensee’s operating history, including our cash receipts from the licensee, licensee sales and any underlying collateral. After considering these factors, should we believe that all or a portion of the note receivable cannot or will not be paid, we record an impairment charge on the note using discounted cash flow methods to determine the impairment charge. An impairment charge does not necessarily indicate that the loan has no recovery or salvage value, but rather that, based on management’s judgment and the consideration of specific licensee factors, it is more prudent than not to record an impairment charge. Additionally, and in accordance with SFAS 114, we estimate future cash flows on our notes receivable and discount them at the effective interest rate in order to determine appropriate notes receivable reserves. At February 28, 2009, we had $4,004 in notes receivable reserves and $5,583 in notes receivable discounts recorded against a gross notes receivable balance of $22,747.

ATTACHMENT D

Form 10-Q/A filed August 21, 2009

Part I, Item 1, Notes to Condensed Consolidated Financial Statements,

Note 5 Inventories

(Amounts in thousands)

Inventories are valued at the lower of cost or market. Cost is determined for domestic furniture inventories using the last-in, first-out (LIFO) method. The costs for imported inventories are determined using the first-in, first-out (FIFO) method.

Inventories were comprised of the following:

	February 28, 2009	November 29, 2008
Finished goods	$28,507	$29,092
Work in process	214	251
Raw materials and supplies	7,710	7,853
Retail merchandise	17,035	14,995

Total inventories at FIFO	53,466	52,191
LIFO adjustment	(7,509)	(7,393)
Reserve for excess and obsolete inventory	(2,553)	(2,505)

	$43,404	$42,293

We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand, market conditions and the respective valuations at LIFO. The need for these reserves is primarily driven by the normal product life cycle. As products mature and sales volumes decline, we rationalize our product offerings to respond to consumer tastes and keep our product lines fresh. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required. In determining reserves, we calculate separate reserves on our wholesale and retail inventories. Our wholesale inventories tend to carry the majority of the reserves for excess quantities and obsolete inventory due to the nature of our distribution model. These wholesale reserves primarily represent design and/or style obsolescence. Typically, product is only shipped to our retail warehouses when a consumer has ordered and paid a deposit for the product. We do not typically hold inventory for stock purposes. Consequently, floor sample inventory and inventory for delivery to customers accounts for the majority of our inventory at retail. Retail reserves are based on accessory and clearance floor sample inventory in our stores and any inventory that is not associated with a specific customer order in our retail warehouses.

Activity in the reserves for excess quantities and obsolete inventory by segment are as follows:

	Balance at November 29, 2008	Additions Charged to Expense	Deductions	Balance at February 28, 2009
Wholesale	$2,071	$801	$(825)	$2,047
Retail	434	223	(151)	506

	$2,505	$1,024	$(976)	$2,553

Our estimates and assumptions have been reasonably accurate in the past. We have not made any significant changes to our methodology for determining inventory reserves during the quarter ended February 28, 2009 and do not anticipate that our methodology is reasonably likely to change in the future. A plus or minus 10% change in our inventory reserves would not have been material to our financial statements for the periods presented.